

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 5, 2016

<u>Via U.S. mail</u>
Mr. Keith Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive, Fourth Floor,
Redwood City, CA 94065

>   **Re: Equinix, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 26, 2016**
>   **File No. 000-31293**

Dear Mr. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

1.   In future periodic filings, please disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

<u>Non-GAAP Financial Measures, page 58</u>

2.   We note your adjustments for amortization expense related to certain intangible assets, debt extinguishment and income tax expense and your characterization that these costs may not recur. In future filings, please remove the description `may not recur´ unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. Please refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities